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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Digene Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

253752 10 9
(CUSIP Number)

As of February 12, 2002
(Date of Event which Requires Filing
of this Statement)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)	Names of Reporting Persons; I.R.S. Identification Nos. (entities only)

Armonk Partners
I.R.S # 06 1305405

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]

3)	SEC Use Only

4)	Citizenship or Place of Organization Connecticut

Number of Shares	5)	Sole Voting Power	4,371,401
Beneficially Owned
by Each Reporting	6)	Shared Voting Power	0
Person With
	7)	Sole Dispositive Power	4,371,401

	8)	Shared Dispositive Power	0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person	4,371,401

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11)	Percent of Class Represented by Amount in Row (9)	24.4%

12)	Type of Reporting Persons (See Instructions)	PN

1)	Names of Reporting Persons; I.R.S. Identification Nos. (entities only)

Evan Jones
SS #

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]

3)	SEC Use Only

4)	Citizenship or Place of Organization United States

Number of Shares	5)	Sole Voting Power	620,482
Beneficially Owned
by Each Reporting	6)	Shared Voting Power	4,371,401
Person With
	7)	Sole Dispositive Power	620,482

	8)	Shared Dispositive Power	4,371,401

9)	Aggregate Amount Beneficially Owned by Each Reporting Person	4,991,883

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		[ ]

11)	Percent of Class Represented by Amount in Row (9)	27.9%

12)	Type of Reporting Persons (See Instructions)	IN

1)	Names of Reporting Persons; I.R.S. Identification Nos. (entities only)

Charles M. Fleischman
SS #

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]

3)	SEC Use Only

4)	Citizenship or Place of Organization United States

Number of Shares	5)	Sole Voting Power	303,685
Beneficially Owned
by Each Reporting	6)	Shared Voting Power	4,371,401
Person With
	7)	Sole Dispositive Power	303,685

	8)	Shared Dispositive Power	4,371,401

9)	Aggregate Amount Beneficially Owned by Each Reporting Person	4,675,086

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		[ ]

11)	Percent of Class Represented by Amount in Row (9)	26.1%

12)	Type of Reporting Persons (See Instructions)	IN

Item 1.

(a)	Name of issuer:

Digene Corporation

(b)	Address of issuer’s principal executive offices:

1201 Clopper Road
Gaithersburg, Maryland 20878

Item 2.

(a)	Name of Person Filing:

This Schedule 13G, Amendment No. 3 is being filed by (i) Armonk Partners, (ii) Evan Jones, a managing partner of Armonk Partners and (iii) Charles M. Fleischman, a managing partner of Armonk Partners.

(b)	Address of Principal Business Office:

The principal business office for Armonk Partners, Evan Jones and Charles M. Fleischman is 1201 Clopper Road, Gaithersburg, Maryland, 20878.

(c)	Citizenship:

Armonk Partners is a Connecticut partnership. Messrs. Jones and Fleischman are citizens of the United States.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number

253752 10 9

Item 4. Ownership.

BY ARMONK PARTNERS:

(a)	Amount beneficially owned:	4,371,401	*
(b)	Percent of class:	24.4%
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	4,371,401
	(ii) Shared power to vote or to direct the vote:	0
	(iii) Sole power to dispose or to direct the disposition of:	4,371,401
	(iv) Shared power to dispose or to direct the disposition of:	0

BY EVAN JONES:

(a)	Amount beneficially owned:	4,991,883	**
(b)	Percent of class:	27.9%
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	620,482	***
	(ii) Shared power to vote or to direct the vote:	4,371,401	*
	(iii) Sole power to dispose or to direct the disposition of:	620,482	***
	(iv) Shared power to dispose or to direct the disposition of:	4,371,401	*

BY CHARLES M. FLEISCHMAN:

(a)	Amount beneficially owned:	4,675,086	****
(b)	Percent of class:	26.1%
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	303,685
	(ii) Shared power to vote or to direct the vote:	4,371,401	*
	(iii) Sole power to dispose or to direct the disposition of:	303,685
	(iv) Shared power to dispose or to direct the disposition of:	4,371,401	*

*	As the managing partners of Armonk Partners, Evan Jones and Charles M. Fleischman share voting and investment power over these shares.

**	Consists of: (1) 257,135 shares owned directly by Mr. Jones; (2) 4,371,401 shares owned by Armonk Partners as to which Mr. Jones shares voting and investment power as a managing partner; and (3) 363,347 shares issuable upon the exercise of stock options.

***	On July 12, 2001, Armonk Partners distributed 330,314 shares of common stock to Evan Jones. On November 7, 2001, Evan Jones sold 100,000 shares of common stock of the issuer.

****	Consists of: (1) 23,666 shares owned directly by Mr. Fleischman; (2) 4,371,401 shares owned by Armonk Partners as to which Mr. Fleischman shares voting and investment power as a managing partner; (3) 16,672 shares held in trust for Mr. Fleischman’s minor children as to which Mr. Fleischman disclaims beneficial ownership; and (4) 263,347 shares issuable upon the exercise of stock options.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on

Schedule 13G, Amendment No. 3 is true, complete and correct.

Dated:  February 12, 2002

ARMONK PARTNERS

/s/ Evan Jones By: Evan Jones Title: Managing Partner

/s/ Charles M. Fleischman By: Charles M. Fleischman Title: Managing Partner

/s/ Evan Jones Evan Jones

/s/ Charles M. Fleischman Charles M. Fleischman